Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212
1

This is AngloGold Ashanti
Combining assets, skills & cash flow
for shareholder returns
Jonathan Best, Executive Director and Chief Financial Officer, AngloGold
JP Morgan Global Metals & Mining Conference Sydney 17&18 November 2003
A powerful combination
2
Forward-looking statements
Certain statements in this presentation are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, those statements concerning (i) timing, fulfillment of conditions and completion of the proposed transaction, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the proposed transaction. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct

For a discussion of important terms of the proposed transaction and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the U.S. Securities and Exchange Commission (the"Commission" or "SEC") including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the Commission on 7 April 2003 and Ashanti's amended annual report on Form 20-F for the year ended 31 December 2001, filed with the Commission on 17 June 2003 and any other documents in respect of the proposed transaction that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold nor Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions topublicly update any forward-looking statements discussed in this presentation, whether as a result of new information, future events or otherwise.

A powerful combination
11
Investing in Ashanti's assets
2004            2005            2006           2007          2008
(US$'000)     (US$'000)     (US$'000)    (US$'000)    (US$'000)
Obuasi (Ashanti)                      30,241         21,818          20,917        19,967         20,600
Obuasi (AngloGold
additional)                              57,683          44,218          22,345         18,491        8,302
Total Obuasi                          87,924          66,036          43,262         38,458       28,902
Iduapriem                                2,949            9,525            2,210           2,073         3,178
Bibian                                     8,957            1,003              354               354            354
Siguiri                                    60,247            3,583           3,201            2,530         3,863
Freda Rebecca                        5,799            5,162           5,278            5,362
-
Total                                   165,876          85,309         54,305         48,777       36,297
A powerful combination
12
Obuasi Deeps
• Exploration expenditure of US$44 million over the next five years
• Investment of US$570 million
• New shaft system (two shafts) from surface
• Production build up from 2015
• Life at least doubled to around 2040.
• Gold production 700,000 oz per annum - milling rate of 1.5 million tpa
• Alternative is the mining of the upper sections of the orebody sooner (from 2009) via ramp systems from 50 to 60 level
followed by shaft system to extract the remaining ore

A powerful combination
13
Obuasi Deeps
Above 50L - Resource:
63Mt at 10.3g/t = 20.9 million ounces
Reserve:
42Mt at 8.0g/t = 10.8 million ounces
Below 50 L - Potential Resource:
80Mt at 14.4g/t = 37.0 million ounces
Assumed Production:
33Mt at 16.2g/t = 17.3 million ounces
A powerful combination
14
A strong combined balance sheet
Net debt to total capital employed
14.7
Net debt to equity
19.4
Undrawn facilities
$300m
Cash
$583m
Proforma abridged Balance Sheet
at 30 Sept 2003
US$M
Mining assets and goodwill
5,700
Investments, derivatives and long-term loans
250
Cash and cash equivalents
583
Debtors, inventories and financial derivatives
986
Total assets
7,519
Total equity
3,157
Borrowings
1,442
Provisions,Creditors and derivatives
2,920
Total equity and liabilities
7,519

A powerful combination

Stability agreement with the government
• Counter proposal
– Concession to be monetised up front
• Lease extension no free carry
• Tax rate reduced by 2.5% - 15 years
• Royalty pegged at 3% - 15 years
• Clarification of the Golden Share
• General Fiscal Stability agreement
– Valued at $100 million
– Payable in AngloGold stock on meeting the pre conditions
A powerful combination
22
Timetable for implementing merger
Apply to SEC for
no-action relief (3
(a) 10 letter)
Prepare scheme
materials, submit
to Ghanaian
regulators, appoint
Court reporter,
post to Ashanti
shareholders and
convene
shareholders
meeting
Hold
Scheme
meeting
File F4 registration
statement with the
SEC to register
AngloGold shares
to be issued in the
Scheme
granted
not
granted
Approx
90 days
Approx
180 days

ADDITIONAL INFORMATION
In connection with the Merger, AngloGold will file with, or otherwise furnish to, the SEC a scheme document/prospectus. Investors and security holders are urged to carefully read the scheme document/prospectus regarding the Merger when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the scheme document/prospectus (when it is available) and other documents containing information about AngloGold and Ashanti, without charge, at the SEC's website at www.sec.gov. Copies of the scheme document/prospectus together with any SEC filings that may be incorporated by reference in the scheme document/prospectus may also be obtained free of charge by directing a request to: AngloGold Limited, 11Diagonal Street, Johannesburg 2001, PO Box 62117, Marshalltown 2107, South Africa, Attention: Chris R. Bull, Company Secretary, telephone +27 11 637 6000, fax: +27 11 637 6624.

UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.